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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 1-SA

      SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal semiannual period ended: September 30, 2017

HEMPTECH CORP.

(Exact name of Registrant as specified in its charter)

Commission File Number: 024-10588

Nevada	46-5145215
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10901 Roosevelt Blvd Suite 1000c Saint Petersburg, FL (Address of principal executive offices)	33716 (Zip Code)

(727) 474-1810

Registrant’s telephone number, including area code

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

This section of this annual report includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this report. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.

Overview

HempTech Corporation ("HempTech", "we", "us", "our", or the "Company") was formed on March 1, 2014, as a Nevada corporation. HempTech is a technology company specialized to address the needs of cultivators of industrial hemp and legal medical marijuana. The Company provides technology to allow growers to grow, securely collect, analyze and control all aspects of the grow cycle.

HempTech was originally formed as a private company on November 17, 1997. On February 29, 2016, HempTech merged with Building Turbines, Inc.; becoming a publicly traded company. On March 10, 2016, Building Turbines, Inc. changed its name to HempTech Corporation. Post recapitalization of Building Turbines, Inc., HempTech became publicly traded under the ticker symbol HTCO.

HempTech Corp (OTC: HTCO), is a technology company providing specialized solutions for cultivating cannabis. We design and engineer intelligent, efficient, industrial-grade products using process control techniques, advanced environment sensors, data aggregation, visualization software and security solutions. Our goal is to provide industrial-grade quality, making it possible for growers to compete in the emerging markets or simply to grow their own high quality product.

HempTech is a leader in Controlled Environment Agriculture (CEA) using Automation Technologies with hardware and software integration to provide optimal growing conditions throughout the development of the crop cycle. Through HempTech technologies, virtually every component of the plants' vegetative growth matrix and flower harvest is automated, documented and available in graphic format, both in real time and historically. This simplifies operations and ensures that the baselines set by the master grower are adhered to by the cultivation staff.

Results of Operations

For the Six Months Ended September 30, 2017 compared with the Six Months Ended September 30, 2016

Results of Operations

Net Revenue

For the six months ended September 30, 2017 and 2016 the Company had revenues, net of cost of goods sold, of $208,112 and $0, respectively.

Total Operating Expenses

Our total operating expenses which consist of stock-based compensation, payroll, organization costs as well as attorney fees, accounting fees, and other administrative expenses associated with setting up our operations amounted to $2,860,238 and $354,120 in the six months ended September 30, 2017 and 2016, respectively. Our total operating expenses increased by $2,506,118 for the six months ended September 30, 2017 compared to the same period in 2016.  The increase was due to shares issued for services totaling $2,300,000.

Net Loss

Our net loss for the six months ended September 30, 2017 was $2,655,206 compared to a loss of $354,264 for the six months ended September 30, 2016.  The increased net loss of $2,300,942 was due shares issued for services totaling $2,300,000.

Liquidity and Capital Resources

As of September 30, 2017, we had a working capital deficit of $1,180,836 as compared to a working capital deficit of $1,734,581 as of March 31, 2017.  Since inception of March 01, 2014 till March 2017, our capital needs have primarily been met by our parent company, FutureWorld Corp. We will have additional capital requirements during 2018. We do not expect to be able to satisfy our cash requirements through online sales, and therefore we will attempt to raise additional capital through this offering and or other offerings. We cannot assure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

Operating Activities

Cash used in operations of $66,034 during the six months ended September 30, 2017 was primarily a result of our $2,655,206 net loss reconciled with our net non-cash expenses relating to stock based compensation, depreciation and amortization expense, accounts receivable, inventory purchases, prepaid expenses, accounts payable, accrued liabilities, and advances from related parties.  Cash used in operations of $82,239 during the six months ended September 30, 2016 was primarily a result of our $354,264 net loss reconciled with our net non-cash expenses relating to depreciation and amortization expense, accounts receivable, inventory purchases, and advances from related parties.

Investing Activities

Cash used in investing activities of $1,550 during the six months ended September 30, 2017 was due to the increase of tangible properties.

Financing Activities

During the six months ended September 30, 2017 and 2016, we generated proceeds of $59,000 and $82,000 from our financing activities which consisted of: proceeds from the sale of common and preferred stock and proceeds from related party advances.

Seasonality Results

We do not expect to experience any seasonality in our operating results.

Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements or financing activities with special purpose entities.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout management's Discussion and Analysis or Plan of Operation where such policies affect our reported and expected financial results. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant assumptions and estimates relate to the valuation of equity issued for services, valuation of equity associated with convertible debt, the valuation of derivative liabilities, and the valuation of deferred tax assets. Actual results could differ from these estimates.

Fair Value Measurements and Fair Value of Financial Instruments

The Company adopted ASC Topic 820, “Fair Value Measurements”. ASC Topic 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2: Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3: Inputs are unobservable inputs which reflect the reporting entity's own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The estimated fair value of certain financial instruments, including all current liabilities are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

Derivative Liability

We evaluate convertible instruments, options, warrants or other contracts to determine if those contracts or embedded components of those contracts qualify as derivatives to be separately accounted for under ASC Topic 815, “Derivatives and Hedging”. The result of this accounting treatment is that the fair value of the derivative is marked-to-market each balance sheet date and recorded as a liability. In the event that the fair value is recorded as a liability, the change in fair value is recorded in the statement of operations as other income (expense). Upon conversion or exercise of a derivative instrument, the instrument is marked to fair value at the conversion date and then that fair value is reclassified to equity. Equity instruments that are initially classified as equity that become subject to reclassification under ASC Topic 815 are reclassified to liabilities at the fair value of the instrument on the reclassification date.

Deferred Taxes

The Company follows Accounting Standards Codification subtopic 740-10, Income Taxes ("ASC 740-10") for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability during each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change. Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods.

Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate.  Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse and are considered immaterial.

Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

The Company monitors outstanding receivables based on factors surrounding the credit risk of specific customers, historical trends, and other information. The allowance for doubtful accounts is estimated based on an assessment of the Company's ability to collect on customer accounts receivable. There is judgment involved with estimating the allowance for doubtful accounts and if the financial condition of the Company's customers were to deteriorate, resulting in their inability to make the required payments, the Company may be required to record additional allowances or charges against revenues. The Company writes-off accounts receivable against the allowance when it determines a balance is uncollectible and no longer actively pursues its collection. As of September 30, 2017 and March 31, 2017, based upon the review of the outstanding accounts receivable, the Company has determined that an allowance for doubtful accounts is not material. The allowance for doubtful accounts is created by forming a credit balance which is deducted from the total receivables balance in the balance sheet.

As of September 30, 2017, the Company had $70,100 trade receivables, of which $50,100 was from an affiliate.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives of 3 to 5 years. When retired or otherwise disposed, the related carrying value and accumulated depreciation are removed from the respective accounts and the net difference less any amount realized from disposition, is reflected in earnings.

Stock Based Compensation Expense

We expect to account any share-based compensation pursuant to ASC Topic 718 “Compensation – Stock Compensation” requires measurement of all employee share-based payments awards using a fair-value method. When a grant date for fair value is determined we will use the Black-Scholes-Merton pricing model. The Black-Scholes-Merton valuation calculation requires us to make key assumptions such as future stock price volatility, expected terms, risk-free rates and dividend yield. The weighted-average expected term for stock options granted was calculated using the simplified method in accordance with the provisions of Staff Accounting Bulletin No. 107, Share-Based Payment. The simplified method defines the expected term as the average of the contractual term and the vesting period of the stock option. We will estimate the volatility rates used as inputs to the model based on an analysis of the most similar public companies for which HempTech has data. We will use judgment in selecting these companies, as well as in evaluating the available historical volatility data for these companies.

ASC Topic 718 requires us to develop an estimate of the number of share-based awards which will be forfeited due to employee turnover. Annual changes in the estimated forfeiture rate may have a significant effect on share-based payments expense, as the effect of adjusting the rate for all expense amortization after January 1, 2006 is recognized in the period the forfeiture estimate is changed. If the actual forfeiture rate is higher than the estimated forfeiture rate, then an adjustment is made to increase the estimated forfeiture rate, which will result in a decrease to the expense recognized in the financial statements. If the actual forfeiture rate is lower than the estimated forfeiture rate, then an adjustment is made to decrease the estimated forfeiture rate, which will result in an increase to the expense recognized in the financial statements. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. We have never paid cash dividends, and do not currently intend to pay cash dividends, and thus have assumed a 0% dividend yield.

HempTech will continue to use judgment in evaluating the expected term, volatility and forfeiture rate related to its stock-based awards on a prospective basis, and in incorporating these factors into the model. If our actual experience differs significantly from the assumptions used to compute its stock-based compensation cost, or if different assumptions had been used, we may record too much or too little share-based compensation cost.

Revenue Recognition

Revenue includes product sales. The Company recognizes revenue from product sales in accordance with Topic 605 "Revenue Recognition in Financial Statements" which considers revenue realized or realizable and earned when all of the following criteria are met:

(i)	persuasive evidence of an arrangement exists,
(ii)	the services have been rendered and all required milestones achieved,
(iii)	the sales price is fixed or determinable, and
(iv)	Collectability is reasonably assured.

Convertible Debentures

If the conversion features of conventional convertible debt provide for a rate of conversion that is below market value at issuance, this feature is characterized as a beneficial conversion feature ("BCF"). A BCF is recorded by the Company as a debt discount pursuant to ASC Topic 470-20 "Debt with Conversion and Other Options." In those circumstances, the convertible debt is recorded net of the discount related to the BCF, and the Company amortizes the discount to interest expense, over the life of the debt.

Fair Value of Financial Instruments

Accounting Standards Codification subtopic 825-10, Financial Instruments ("ASC 825-10") requires disclosure of the fair value of certain financial instruments. The carrying value of cash and cash equivalents, accounts payable and accrued liabilities as reflected in the balance sheets, approximate fair value because of the short-term maturity of these instruments. All other significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicablethe fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

The Company follows Accounting Standards Codification subtopic 820-10, Fair Value Measurements and Disclosures ("ASC 820-10") and Accounting Standards Codification subtopic 825-10, Financial Instruments ("ASC 825-10"), which permits entities to choose to measure many financial instruments and certain other items at fair value.

Beneficial Conversion Feature

For conventional convertible debt where the rate of conversion is below market value, the Company records a "beneficial conversion feature" ("BCF") and related debt discount.

When the Company records a BCF, the relative fair value of the BCF is recorded as a debt discount against the face amount of the respective debt instrument (offset to additional paid in capital) and amortized to interest expense over the life of the debt.

Advertising, Marketing and Public Relations

The Company follows the policy of charging the costs of advertising, marketing, and public relations to expense as incurred.

Offering Costs

Costs incurred in connection with raising capital by the issuance of common stock are recorded as contra equity and deducted from the capital raised.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as a component of general and administrative expenses. Our consolidated federal tax return and any state tax returns are not currently under examination.

The Company has adopted FASB ASC 740-10, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually from differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Net Income (loss) Per Common Share

The Company computes loss per common share, in accordance with FASB ASC Topic 260, “Earnings Per Share”, which requires dual presentation of basic and diluted earnings per share. Basic income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding, plus the issuance of common shares, if dilutive, that could result from the exercise of outstanding stock options and warrants.  These potentially dilutive securities were not included in the calculation of loss per common share for the six months ended September 30, 2017 and 2016 because their effect would be anti-dilutive.

The outstanding securities consist of the following:

	For the Six Months Ended September 30,
	2017	2016
Potentially dilutive options	930,000
Potentially dilutive warrants	273,333
Potentially dilutive convertible preferred stock	273,333
	1,476,666

Recent Accounting Pronouncements

ASU 2014-10, "Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements". ASU 2014-10 eliminates the distinction of a development stage entity and certain related disclosure requirements, including the elimination of inception-to-date information on the statements of operations, cash flows and stockholders' equity. The amendments in ASU 2014-10 will be effective prospectively for annual reporting periods beginning after December 15, 2014, and interim periods within those annual periods, however early adoption is permitted. The Company evaluated and adopted ASU 2014-10 during the year ended December 31, 2015.

In August 2014, the FASB issued ASU No. 2014-15, "Presentation of Financial Statements—Going Concern." The provisions of ASU No. 2014-15 require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this ASU are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. The Company is currently assessing the impact of this ASU on the Company's consolidated financial statements.

Other accounting standards which were not effective until after March 31, 2017 are not expected to have a material impact on the Company's consolidated financial position or results of operations.

In May 2014, the FASB issued Accounting Standard Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). This standard provides a single set of guidelines for revenue recognition to be used all across industries and requires additional disclosures. It is effective for annual and interim reporting periods beginning after December 15, 2017. This standard permits early adoption, but not effective before December 15, 2016, and permits the use of either a retrospective or cumulative effect transition method. We are currently evaluating the potential impact of this standard on our financial position and results of operations, as well as our selected transition method. Based on our preliminary assessment, we believe the new standard will not have a material impact on our financial position and results of operations, as we do not expect to change the manner or timing of recognizing revenue on a majority of our revenue transactions. We recognize revenue on the sale of our products when (i) a valid contract exists between the company and a buyer, (ii) the product has been delivered to the buyer and (iii) the Company is not obligated to perform significant additional activities.

ITEM 2.	OTHER INFORMATION

NONE

ITEM 3.          FINANCIAL STATEMENTS

HEMPTECH CORP.
Consolidated Balance Sheets As of September 30, 2017 (unaudited) and March 31, 2017 (audited)

	September 30,	March 31,
	2017 (Unaudited)	2017 (Audited)

ASSETS

Current assets
Cash	$-	$8,584
Accounts receivable	79,900	16,800
Accounts receivable from Related Party	70,100	50,100
Inventory	68,447	31,240
Prepaid expenses	24,583	17,500
Total current assets	243,030	176,020

Property and Equipment
Office furniture and equipment (Net)	61,651	67,308
Total property and equipment, net of depreciation	61,651	67,308

Other Assets
Intangible assets	611,832	634,551
Total other assets	611,832	634,551
Total assets	$916,513	$877,879

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities
Accounts payable	$36,297	$80,173
Accrued salaries	259,965	633,878
Accrued liability	752,596	752,596
Security deposits	-	29,000
Related party advances	326,105	370,156
Derivative liability	48,903	44,798
Total current liabilities	1,421,866	1,910,601

Redeemable Series A-1 Convertible Preferred Stock (NOTE 5)	4,822	3,247

Stockholders' equity (deficit)

Common stock, $0.001 par value; 400,000,000 shares
authorized, 55,325,058 and 53,885,558 shares issued and
outstanding at September 30, 2017 and March 31, 2017, respectively	55,326	53,885
Additional paid-in capital	12,214,263	9,036,704
Accumulated deficit	(12,781,764)	(10,126,558)
Total stockholders' (deficit)	(512,175)	(1,035,969)
Total liabilities and stockholders' equity (deficit)	$916,513	$877,879

The accompanying notes are an integral part of these financial statements

HEMPTECH CORP.

Consolidated Statements of Operations

For the Six Months Ended September 30, 2017 (Unaudited) and 2016 (Unaudited)

	For the Six Months Ended
	September 30,
	2017 (Unaudited)	2016 (Unaudited)

Operation Revenues
Income from product sales	$215,000	$
Supporting and training income	40,000
Cost of goods sold	(46,888)		-
Total operating revenue	208,112

Operating expenses:
Salaries and benefits	378,934		193,174
Stock-based compensation	2,300,000
Professional fees	73,457		56,830
Other administrative expenses	107,847		104,116
Total expenses	2,860,238		354,120

Net operating (loss)	(2,652,126)		(354,120)

Other income (expense):
Derivative expense	(4,105)		-
Interest expense	(1,575)		(144)
Interest income	2,600		-
Total other income (expense)	(3,080)		(144)

Net (loss)	$(2,655,206)		$(354,264)

Weighted number of common shares outstanding, basic	52,807,489		13,010,526
Net loss per common share, basic	$(0.18)		$(0.03)

The accompanying notes are an integral part of these financial statements

HEMPTECH CORP. Consolidated Statement of Cash Flows For the Six Months Ended September 30, 2017 (Unaudited) and 2016 (Unaudited)

	For the Six Months Ended
	September 30,
	2017 (Unaudited)	2016 (Unaudited)

Cash flows from operations
Net (loss)	$(2,655,206)	$(354,264)
Adjustment to reconcile net loss to net cash:
Depreciation and amortization	29,927	29,335
Amortization of discount associated with redeemable preferred stock	1,575		-
Stock-based compensation	2,300,000		-
Derivative expense	4,105		-
Changes in working capital components:
Accounts receivable	(63,100)		-
Accounts receivable, related parties	(20,000)	(400)
Inventory purchases	14,589	(35,837)
Prepaid expenses	(7,083)	(6,667)
Accounts payable	(43,876)	22,468
Accrued salaries	(402,913)	150,799
Advances from related parties	775,948	112,327
Net cash used for operating activities	(66,034)	(82,239)

Cash flows from investing activities
Increase in tangible properties	(1,550)		-
Net cash provided by investing activities	(1,550)		-

Cash flows from financing activities
Cash receipts from issuance of common stock	59,000
Cash receipts from issuance of redeemable preferred stock	-	82,000
Proceeds from related party loans	-		-
Net cash provided by financing activities	59,000	82,000

Net increase (decrease) in cash	(8,584)	(239)
Cash, beginning of period	8,584	239
Cash, end of period	$-	$-

The accompanying notes are an integral part of these financial statements

HEMPTECH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of operations

HempTech Corporation ("HempTech", "we", "us", "our", or the "Company") was formed on March 1, 2014, as a Nevada corporation. HempTech is a technology company specialized to address the needs of cultivators of industrial hemp and legal medical marijuana. The Company provides technology to allow growers to grow, securely collect, analyze and control all aspects of the grow cycle.

HempTech was originally formed as a private company on November 17, 1997. On February 29, 2016, HempTech merged with Building Turbines, Inc.; becoming a publicly traded company. On March 10, 2016, Building Turbines, Inc. changed its name to HempTech Corporation. Post recapitalization of Building Turbines, Inc., HempTech became publicly traded under the ticker symbol HTCO.

HempTech Corp (OTC: HTCO), is a technology company providing specialized solutions for cultivating cannabis. We design and engineer intelligent, efficient, industrial-grade products using process control techniques, advanced environment sensors, data aggregation, visualization software and security solutions. Our goal is to provide industrial-grade quality, making it possible for growers to compete in the emerging markets or simply to grow their own high quality product.

HempTech is a leader in Controlled Environment Agriculture (CEA) using Automation Technologies with hardware and software integration to provide optimal growing conditions throughout the development of the crop cycle. Through HempTech technologies, virtually every component of the plants' vegetative growth matrix and flower harvest is automated, documented and available in graphic format, both in real time and historically. This simplifies operations and ensures that the baselines set by the master grower are adhered to by the cultivation staff.

2.	Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant assumptions and estimates relate to the valuation of equity issued for services, valuation of equity associated with convertible debt, the valuation of derivative liabilities, and the valuation of deferred tax assets. Actual results could differ from these estimates.

Fair Value Measurements and Fair Value of Financial Instruments

The Company adopted ASC Topic 820, Fair Value Measurements. ASC Topic 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2: Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3: Inputs are unobservable inputs which reflect the reporting entity's own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The estimated fair value of certain financial instruments, including all current liabilities are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

HEMPTECH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (continued)

Derivative Liability

We evaluate convertible instruments, options, warrants or other contracts to determine if those contracts or embedded components of those contracts qualify as derivatives to be separately accounted for under ASC Topic 815, "Derivatives and Hedging." The result of this accounting treatment is that the fair value of the derivative is marked-to-market each balance sheet date and recorded as a liability. In the event that the fair value is recorded as a liability, the change in fair value is recorded in the statement of operations as other income (expense). Upon conversion or exercise of a derivative instrument, the instrument is marked to fair value at the conversion date and then that fair value is reclassified to equity. Equity instruments that are initially classified as equity that become subject to reclassification under ASC Topic 815 are reclassified to liabilities at the fair value of the instrument on the reclassification date.

Deferred Taxes

The Company follows Accounting Standards Codification subtopic 740-10, Income Taxes ("ASC 740-10") for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability during each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change. Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods.

Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate.  Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse and are considered immaterial.

Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

The Company monitors outstanding receivables based on factors surrounding the credit risk of specific customers, historical trends, and other information. The allowance for doubtful accounts is estimated based on an assessment of the Company's ability to collect on customer accounts receivable. There is judgment involved with estimating the allowance for doubtful accounts and if the financial condition of the Company's customers were to deteriorate, resulting in their inability to make the required payments, the Company may be required to record additional allowances or charges against revenues. The Company writes-off accounts receivable against the allowance when it determines a balance is uncollectible and no longer actively pursues its collection. As of March 31, 2017 and 2016, based upon the review of the outstanding accounts receivable, the Company has determined that an allowance for doubtful accounts is not material. The allowance for doubtful accounts is created by forming a credit balance which is deducted from the total receivables balance in the balance sheet.

As of September 30, 2017, the Company had $70,100 trade receivables, of which $50,100 was from an affiliate.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives of 3 to 5 years. When retired or otherwise disposed, the related carrying value and accumulated depreciation are removed from the respective accounts and the net difference less any amount realized from disposition, is reflected in earnings.

HEMPTECH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (continued)

Stock Based Compensation Expense

We expect to account any share-based compensation pursuant to ASC Topic 718 “Compensation – Stock Compensation” requires measurement of all employee share-based payments awards using a fair-value method. When a grant date for fair value is determined we will use the Black-Scholes-Merton pricing model. The Black-Scholes-Merton valuation calculation requires us to make key assumptions such as future stock price volatility, expected terms, risk-free rates and dividend yield. The weighted-average expected term for stock options granted was calculated using the simplified method in accordance with the provisions of Staff Accounting Bulletin No. 107, Share-Based Payment. The simplified method defines the expected term as the average of the contractual term and the vesting period of the stock option. We will estimate the volatility rates used as inputs to the model based on an analysis of the most similar public companies for which HempTech has data. We will use judgment in selecting these companies, as well as in evaluating the available historical volatility data for these companies.

ASC Topic 718 requires us to develop an estimate of the number of share-based awards which will be forfeited due to employee turnover. Annual changes in the estimated forfeiture rate may have a significant effect on share-based payments expense, as the effect of adjusting the rate for all expense amortization after January 1, 2006 is recognized in the period the forfeiture estimate is changed. If the actual forfeiture rate is higher than the estimated forfeiture rate, then an adjustment is made to increase the estimated forfeiture rate, which will result in a decrease to the expense recognized in the financial statements. If the actual forfeiture rate is lower than the estimated forfeiture rate, then an adjustment is made to decrease the estimated forfeiture rate, which will result in an increase to the expense recognized in the financial statements. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. We have never paid cash dividends, and do not currently intend to pay cash dividends, and thus have assumed a 0% dividend yield.

HempTech will continue to use judgment in evaluating the expected term, volatility and forfeiture rate related to its stock-based awards on a prospective basis, and in incorporating these factors into the model. If our actual experience differs significantly from the assumptions used to compute its stock-based compensation cost, or if different assumptions had been used, we may record too much or too little share-based compensation cost.

Revenue Recognition

Revenue includes product sales. The Company recognizes revenue from product sales in accordance with Topic 605 "Revenue Recognition in Financial Statements" which considers revenue realized or realizable and earned when all of the following criteria are met:

(i)	persuasive evidence of an arrangement exists,
(ii)	the services have been rendered and all required milestones achieved,
(iii)	the sales price is fixed or determinable, and
(iv)	Collectability is reasonably assured.

Recent Accounting Pronouncements

Since the six months ended September 30, 2017 and through November 13, 2017, there were several new accounting pronouncements issued by the FASB. Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company’s financial statements.

Convertible Debentures

If the conversion features of conventional convertible debt provide for a rate of conversion that is below market value at issuance, this feature is characterized as a beneficial conversion feature ("BCF"). A BCF is recorded by the Company as a debt discount pursuant to ASC Topic 470-20 "Debt with Conversion and Other Options." In those circumstances, the convertible debt is recorded net of the discount related to the BCF, and the Company amortizes the discount to interest expense, over the life of the debt.

HEMPTECH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (continued)

Fair Value of Financial Instruments

Accounting Standards Codification subtopic 825-10, Financial Instruments ("ASC 825-10") requires disclosure of the fair value of certain financial instruments. The carrying value of cash and cash equivalents, accounts payable and accrued liabilities as reflected in the balance sheets, approximate fair value because of the short-term maturity of these instruments. All other significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicablethe fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

The Company follows Accounting Standards Codification subtopic 820-10, Fair Value Measurements and Disclosures ("ASC 820-10") and Accounting Standards Codification subtopic 825-10, Financial Instruments ("ASC 825-10"), which permits entities to choose to measure many financial instruments and certain other items at fair value.

Beneficial Conversion Feature

For conventional convertible debt where the rate of conversion is below market value, the Company records a "beneficial conversion feature" ("BCF") and related debt discount.

When the Company records a BCF, the relative fair value of the BCF is recorded as a debt discount against the face amount of the respective debt instrument (offset to additional paid in capital) and amortized to interest expense over the life of the debt.

Advertising, Marketing and Public Relations

The Company follows the policy of charging the costs of advertising, marketing, and public relations to expense as incurred.

Offering Costs

Costs incurred in connection with raising capital by the issuance of common stock are recorded as contra equity and deducted from the capital raised.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as a component of general and administrative expenses. Our consolidated federal tax return and any state tax returns are not currently under examination.

The Company has adopted FASB ASC 740-10, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually from differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

HEMPTECH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (continued)

Net Income (loss) Per Common Share

The Company computes loss per common share, in accordance with FASB ASC Topic 260, Earnings Per Share, which requires dual presentation of basic and diluted earnings per share. Basic income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding, plus the issuance of common shares, if dilutive, that could result from the exercise of outstanding stock options and warrants.  These potentially dilutive securities were not included in the calculation of loss per common share for the six months ended September 30, 2017 and 2016 because their effect would be anti-dilutive.

The outstanding securities consist of the following:

	For the Six Months Ended September 30,
	2017	2016
Potentially dilutive options	930,000
Potentially dilutive warrants	273,333
Potentially dilutive convertible preferred stock	273,333
	1,476,666

Recent Accounting Pronouncements

ASU 2014-10, "Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements". ASU 2014-10 eliminates the distinction of a development stage entity and certain related disclosure requirements, including the elimination of inception-to-date information on the statements of operations, cash flows and stockholders' equity. The amendments in ASU 2014-10 will be effective prospectively for annual reporting periods beginning after December 15, 2014, and interim periods within those annual periods, however early adoption is permitted. The Company evaluated and adopted ASU 2014-10 during the year ended December 31, 2015.

In August 2014, the FASB issued ASU No. 2014-15, "Presentation of Financial Statements—Going Concern." The provisions of ASU No. 2014-15 require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this ASU are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. The Company is currently assessing the impact of this ASU on the Company's consolidated financial statements.

Other accounting standards which were not effective until after September 30, 2017 are not expected to have a material impact on the Company's consolidated financial position or results of operations.

In May 2014, the FASB issued Accounting Standard Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). This standard provides a single set of guidelines for revenue recognition to be used all across industries and requires additional disclosures. It is effective for annual and interim reporting periods beginning after December 15, 2017. This standard permits early adoption, but not effective before December 15, 2016, and permits the use of either a retrospective or cumulative effect transition method. We are currently evaluating the potential impact of this standard on our financial position and results of operations, as well as our selected transition method. Based on our preliminary assessment, we believe the new standard will not have a material impact on our financial position and results of operations, as we do not expect to change the manner or timing of recognizing revenue on a majority of our revenue transactions. We recognize revenue on the sale of our products when (i) a valid contract exists between the company and a buyer, (ii) the product has been delivered to the buyer and (iii) the Company is not obligated to perform significant additional activities.

HEMPTECH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	Property and equipment

Property and equipment, net, consisted of the following at September 30, 2017 and March 31, 2017:

	September 30,	March 31,
	2017	2017

Computer equipment	$44,858	$43,308
Computer software	2,750	2,750
Furniture and fixtures	32,689	32,689
Telephone equipment	2,172	2,172
	82,469	80,919
Less: accumulated depreciation	(20,818)	(13,611)
	$61,651	$67,308

Depreciation expense was $7,207 and $6,667 for the six months ended September 30, 2017 and 2016, respectively.

4.	Intangible assets

Intangible assets, net, consisted of the following at September 30, 2017 and March 31, 2017:

	September 30,	March 31,
	2017	2017

Opticon fiber optic management software	$180,020	$180,020
TriMax intellectual property	500,000	500,000
	680,020	680,020
Less: accumulated amortization	(68,188)	(45,469)
	$611,832	$634,551

Amortization expense was $22,719 and $22,667 for the six months ended September 30, 2017 and 2016, respectively.

HEMPTECH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	Series A-1 redeemable preferred stock

On March 20, 2016, we designated 750,000 shares of our authorized preferred stock as Series A-1 Convertible Preferred Stock, par value $0.001 per share (the “Series A-1 Preferred). Significant terms and conditions of the Series A-1 Preferred are as follows:

Dividends. The holders of the Series A-1 Preferred Stock are entitled to receive, a dividend payable pro rata based on the number of shares of Common Stock into which they are convertible if and when the Company’s Board of Directors declares a dividend.

Liquidation Preference. The Liquidation Preference on each share of Series A1 Preferred Stock is the amount at which the Series A-1 Preferred Stock and the Series A1 Preferred Stock, as the case may be, was purchased from the Company plus any accrued but unpaid dividends.

Voting Rights. The Preferred Stock votes with the common stockholders of HempTech based upon the if-converted number of common equivalent shares.

Conversion Rights. Any holder of shares of Series A-1 Preferred may convert any or all of the shares into shares of common stock. Each share of Series A-1 preferred will be convertible into one fully paid and non-assessable share of Common Stock for each share of Series A-1 Preferred Stock so converted. Any accrued but unpaid dividends will also have the right to be converted at the option of the company. The number of shares of common stock issuable upon conversion of the Series A-1 Preferred is subject to adjustment in for traditional anti-dilution events.

Redemption. Commencing five (5) years after the original date of issuance, the Company is required to redeem the Series A-1 Preferred Stock in three equal annual amounts, one-third of the invested amount per year. Accrued, but unpaid dividends are required to be paid with the final payment. If the Company has insufficient funds to fully pay the redemption, then subsequent funds shall be applied to the redemption. This redemption is at the option of the Investors.

During April 2016, we issued 273,667 shares of Series A-1 Preferred, plus warrants to purchase 273,667 shares of our common stock for cash of $82,000. We have accounted for the Series A-1 Preferred and warrants issued for cash as a financing transaction, wherein the net proceeds that we received was allocated to the financial instruments issued.

The following table summarizes the allocation for the transaction as of April, 2016:

Financing
Redeemable preferred stock	$1,573
Derivative liability (1)	40,675
Paid in capital (warrants)	39,752
Extinguishment loss	—

$82,000

(1)	See Note 6 for information related to the valuation of this financial instrument both on the inception date of the transaction and at March 31, 2017.

Prior to making the making the above accounting allocation, we evaluated the Series A-1 Preferred and the warrants for proper classification under ASC 480 - Distinguishing Liabilities from Equity and ASC 815 - Derivatives and Hedging.

Series A-1 Preferred:

ASC 480 generally requires liability classification for financial instruments that are certain to be redeemed, represent obligations to purchase shares of stock or represent obligations to issue a variable number of common shares. We concluded that the Series A-1 Preferred was not within the scope of ASC 480 because none of the three conditions for liability classification was present.

ASC 815 generally requires the analysis embedded terms and features that have characteristics of derivatives to be evaluated for bifurcation and separate accounting in instances where their economic risks and characteristics are not clearly and closely related to the risks of the host contract. However, in order to perform this analysis we were first required to evaluate the economic risks and characteristics of the Series A-1 Preferred in its entirety as being either akin to equity or akin to debt. Our evaluation concluded that the Series A-1 was more akin to a debt-like contract largely due to the fact that the financial instrument is mandatorily redeemable for cash at the option of the holder and has a return in the form of a dividend that operates similarly with an interest rate on debt. Other features of the Series A-1 Preferred that operate like equity, such as the conversion option and voting feature, did not afford sufficient evidence, in our view, to offset the weight of the primary debt-like features; that is, the redemption feature and the dividend feature. Accordingly, based upon this conclusion the clear and close relationship of embedded derivative features was made relative to a debt-like contract.

HEMPTECH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	Series A-1 redeemable preferred stock (continued)

Although the embedded conversion feature is not considered clearly and closely related to the debt-type host, it met the definition of conventional convertible. The redemption feature, although generally bearing risks of debt, such as credit and interest risk, were not clearly and closely related to the Series A-1 Preferred because the Series A-1 Preferred was deemed to be issued at a substantial discount and there are scenarios, however improbable or remote, that the redemption features as designed could double the investor’s initial rate of return.

Redeemable preferred stock represents preferred stock that is either redeemable for cash on a specific date or contingently redeemable for cash for events that are not within the control of management. Redeemable preferred stock is required to be classified outside of stockholders’ equity (in the mezzanine section). Because the Series A-1 Preferred is redeemable at the holder’s option, we are required to record the residual from our allocation to the mezzanine section. This amount is further subject to accretion to the redemption value over the term to the earliest redemption date using the effective method. Accretion for the period from the inception date of the transaction to September 30, 2017 amounted to $1,575, bringing the total value of the mezzanine Series A-1 Preferred to $4,822 at September 30, 2017.

Warrants:

The warrants issued in the financing and exchange transactions have terms of one year and an exercise price of $0.30. The contractual exercise price is subject to adjustment for traditional recapitalization events. The warrants did not fall within the scope of ASC 480 under any of the three conditions referred to above. Additionally, the warrants were considered (i) indexed to the Company’s stock and (ii) met the eight criteria for equity classification.

6.	Derivative financial instruments

The following tables summarize the components of our derivative liabilities as of September 30, 2017 and March 31, 2017 and the amounts that were reflected in our income related to our derivatives for the periods then ended:

	September 30,	March 31,
	2017	2017

Derivative liabilities	$ 48,903	$ 44,798

	For the Six Months Ended September 30,
	2017	2016

Derivative income (expense):	$(4,105)	$-

HEMPTECH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	Derivative financial instruments (continued)

Current accounting principles that are provided in ASC 815 - Derivatives and Hedging require derivative financial instruments to be classified in liabilities and carried at fair value with changes recorded in income. Currently we do not have any derivative instruments that contain a strike/conversion price which would require the use of a Lattice Model or Monte Carlo valuation technique. The derivative liability held on our books is a put option. As a result we have chosen an income based approach to value the derivative. This technique converts future amounts (e.g. cash flows or earnings) to a single present amount (discounted), based on values indicated by current market expectations. The technique is a level three valuation technique because it requires the development of significant internal assumptions in addition to observable market indicators.

Significant assumptions for the put options are as follows as of September 30, 2017 and the inception dates:

	September 30, 2017	Inception Dates*
Probabilities**	60%	50%
Discount rate***	49%	49%
Contractual periods***	3-5 Years	5-7 Years

*The inception dates ranged from April 13, 2016 through April 29, 2016.

**We assigned probabilities as to whether the investors will require the company to redeem the instruments

***These are the contractual redemptions periods beginning five years after the date of issuance.

The following table reflects the issuances of derivatives, redemptions and changes in fair value inputs and assumptions related to the derivatives during the six months ended September 30, 2017 and 2016.

	For the Six Months Ended September 30,
	2017	2016
Balances at April 1	$ 44,798	$ —
Issuances		—
Changes in fair value inputs and assumptions reflected in income	4,105	—
Balances at September 30	$ 48,903	$ —

7.          Capital stock

During the six months ended September 30, 2017, the Company sold 29,500 shares of stock for $2.00 per share or $59,000.  Also during the six months ended September 30, 2017, the Company issued 410,000 shares of stock in lieu of accrued compensation, which were valued at $2.00 per share or $820,000.  Finally during the six months ended September 30, 2017, the Company issued 1,000,000 shares of stock in exchange for legal services, which were valued at $2.30 per share or $2,300,000.

8.	Stock-based compensation

As part of the Chief Operating Officer’s employment agreement, the Company granted a 10% equity stake in the Company vesting 3.33% at the end of the first year of employment (“Tranche 1”), 3.33% at the end of the second year of employment (“Tranche 2”), and 3.34% at the end of the third year of employment (“Tranche 3”). As of March 31, 2017, both tranche 1 and tranche 2 were fully vested resulting in stock-based compensation expense of $8,675,159. During the year ended March 31, 2017, 1,625,000 shares that vested were issued to the COO.

As part of the VP of Operation’s employment agreement, the Company granted 930,000 shares of common stock at a strike price of $0.15 per share. The shares vest proportionally over a five year period. As of March 31, 2017 no compensation expense was recorded on this grant.

HEMPTECH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	Stock-based compensation (continued)

The following is a summary of all option activity through September 30, 2017:

Average
	Number of	Weighted	Remaining
	Options	Average	Term
	Outstanding	Price	(in years)

Options outstanding at April 1, 2017	930,000	$0.15	10.0
Granted in 2016	-	-	-
Exercised	-	-	-
Options outstanding at September 30, 2017	930,000	$0.15	10.0
Exercisable at September 30, 2017*	-	$-	-

*No stock options were exercisable during the periods ended September 30, 2017 and March 31, 2017 because no shares were vested.

No stock options were exercised during the periods ended September 30, 2017 or March 31, 2017.  Cash flows resulting from excess tax benefits are classified as part of cash flows from financing activities.  Excess tax benefits are realized tax benefits from tax deductions of exercised options in excess of the deferred tax asset attributable to the compensation cost for such options.

9.	Warrants

During the year ended March 31, 2017, the Company issued 273,333 warrants in conjunction with the Series A-1 Convertible Preferred Stock described in Note 5.  The warrants have a term of one year and an exercise price of $0.30 per share. The contractual exercise price is subject to adjustment for traditional recapitalization events. We evaluated the Series A-1 Preferred and the warrants for proper classification under ASC 480 - Distinguishing Liabilities from Equity and ASC 815 - Derivatives and Hedging. The warrants did not fall within the scope of ASC 480 under any of the three conditions referred to above. Additionally, the warrants were considered (i) indexed to the Company’s stock and (ii) met the eight criteria for equity classification.

Warrants Outstanding and Exercisable

	Number	Weighted
	Outstanding	Average	Weighted
	at	Remaining	Average
Exercise	March 31,	Contractual	Exercise
Price	2017	Life	Price

$0.30	273,333	0.06	$0.30

No warrants were exercised during the periods ended September 30, 2017 or March 31, 2017.  Cash flows resulting from excess tax benefits are classified as part of cash flows from financing activities.  Excess tax benefits are realized tax benefits from tax deductions of exercised options in excess of the deferred tax asset attributable to the compensation cost for such options.

HEMPTECH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	Related-party transactions

Sublease

We currently sublease approximately 12,500 square feet of office space at 10901 Roosevelt Blvd, bldg. C, Suite 1000, Saint Petersburg, FL 33716, at $3,240 per month on a three-year lease from our affiliate, FutureWorld Corp. FutureWorld is an investor of the company and former parent company.

Purchase Agreement

On March 30, 2016, HempTech Corp completed a purchase agreement with Infrax Systems to buy certain assets of the company which are as follows;

Purchase Price
Computer Equipment	$41,153.50
Computer Software	$2,750.00
Furniture & Fixtures	$26,500.00
Telephone Equipment	$2,172.00
Propriety Software	$180,020.00
Trimax Intellectual property	$500,000.00
Total	$752,595.50

*This transaction is considered to be a Related Party Transaction since our CEO, Sam Talari, is a director and a majority holder of Infrax Systems.

As of September 30, 2017 and March 31, 2017, we have an accrued liability recorded in the amount of $752,595, which is consideration owed to Infrax Systems for the purchase agreement. The consideration is owed in the Company’s common stock, which has yet to be issued.

Accounts Receivable

As of September 30, 2017 and March 31, 2017, the Company had a related party receivable from FutureLand Corp. amounting to $70,100 and $50,100, respectively. The Accounts receivable was the result of consulting work by HempTech team on a grow project in southern Colorado for FutureLand Corp. The consulting consisted of researching water and power issues, facility design and construction cost. Our CEO, Sam Talari, is a director and majority shareholder of FutureLand Corp. Our CEO.

Related Party Advances

For the six months ended September 30, 2017, the Company received advances from related parties totaling $124,409. Of the $124,409 in advances, $31,00 was from the Company’s CEO, $72,351 was from CB Scientific, and $52,058 was from FutureLand Corporation. The advances consisted of Company expenses paid by related parties including payroll. During the six months ended September 30, 2017, the Company issued 100,848 shares of common stock in lieu of $201,696 of related party advances. For the six months ended September 30, 2017, the balance of advances from related parties totaled $326,105.

For the year ended March 31, 2017, the Company received advances from related parties totaling $335,498. Of the $335,498 in advances, $162,716 was from the Company’s CEO, $5,415 was from CB Scientific, and $167,736 was from FutureLand Corporation. The advances consisted of Company expenses paid by related parties including payroll. For the year ended March 31, 2017, the balance of advances from related parties totaled $370,156.

HEMPTECH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	Concentration of credit risks

The Company maintains accounts with financial institutions. All cash in checking accounts is non-interest bearing and is fully insured by the Federal Deposit Insurance Corporation (FDIC). At times, cash balances in money market accounts may exceed the maximum coverage provided by the FDIC on insured depositor accounts. The Company believes it mitigates its risk by depositing its cash and cash equivalents with major financial institutions. There were no cash deposits in excess of FDIC insurance at September 30, 2017 and March 31, 2017.

12.	Going Concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. At September 30, 2017 and March 31, 2017, the Company had $0 and $8,584 in cash, respectively, and $1,180,836 and $1,734,581 in negative working capital, respectively.  For the six months ended September 30, 2017 and 2016, the Company had a net loss of $2,655,206 and $354,264 respectively, and utilized $66,034 and $82,239, respectively, in cash from operations.  Continued losses may adversely affect the liquidity of the Company in the future. In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to raise additional capital, obtain financing and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Management has taken the following steps to revise its operating and financial requirements, which it believes are sufficient to provide the Company with the ability to continue as a going concern. Management devoted considerable effort during the periods ended September 30, 2017 and March 31, 2017 toward (i) obtaining additional equity capital (ii) controlling salaries and general and administrative expenses, (iii) management of accounts payable, (iv) evaluation of its distribution and marketing methods, and (v) increasing marketing and sales. In order to control general and administrative expenses, the Company has established internal financial controls in all areas, specifically in hiring and overhead cost. The Company has also established a hiring policy under which the Company will refrain from hiring additional employees unless approved by the Chief Executive Officer and Chief Financial Officer. Accounts payable are reviewed and approved or challenged on a daily basis. Senior management reviews the annual budget to ascertain and question any variance from plan, on a quarterly basis, and to anticipate and make adjustments as may be feasible. The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Notes 1 and 8 to the financial statements, the entity is a development stage Company with insignificant revenues. The entity has suffered a loss from operations and has negative cash flows from operations that raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

13.       Commitments and contingencies

We currently sublease approximately 12,500 square feet of office space at 10901 Roosevelt Blvd, Bldg. C, Suite 1000, Saint Petersburg, FL 33716, at $3,240 per month on a three-year lease from our affiliate, FutureWorld Corp. The Company does not pay the utilities related to the property currently. HempTech does not have a written lease with our affiliate, FutureWorld Corp. We may sign a lease on 1/1/2018.

For the years ended March 31,
2018	$38,880
2019	$38,880
2020	$38,880

On June 6, 2017, John F. Graham, filed a civil action against HempTech Corp, Sam Talari and Craig Huffman in the United State District Court of Texas for breach of contract. HempTech believes the suite to be immaterial and will aggressively pursue its dismissal.